FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F           ☒           Form 40-F           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes           ☐           No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Statements

for the period ended 30 September 2013

November 2013

Statement of Financial Position

as at 30 September 2013

		Group		Bank
€ million	Note	30.09.2013	31.12.2012	30.09.2013	31.12.2012
			As restated		As restated
ASSETS
Cash and balances with central banks		5.214	4.500	1.204	1.213
Due from banks		2.619	4.318	3.311	4.195
Financial assets at fair value through profit or loss		3.230	5.429	2.575	5.006
Derivative financial instruments		3.612	3.693	2.753	3.380
Loans and advances to customers	7	68.828	69.135	47.115	47.000
Investment securities		17.211	8.315	13.445	4.540
Investment property		425	280	—	—
Investments in subsidiaries		—	—	8.694	8.907
Equity method investments		156	159	7	7
Goodwill, software and other intangible assets		1.825	2.138	117	134
Property and equipment		1.803	1.969	334	331
Deferred tax assets		1.561	1.297	1.325	1.085
Insurance related assets and receivables		722	636	—	—
Current income tax advance		415	371	409	340
Other assets		3.139	2.558	2.396	1.801
Non-current assets held for sale	8	203	—	255	—
Total assets		110.963	104.798	83.940	77.939

LIABILITIES
Due to banks		26.766	33.972	25.399	33.287
Derivative financial instruments		3.192	4.770	2.833	4.373
Due to customers	9	65.038	58.722	46.885	40.908
Debt securities in issue	10	1.945	2.385	717	600
Other borrowed funds	10	1.623	1.386	102	205
Insurance related reserves and liabilities		2.422	2.460	—	—
Deferred tax liabilities		88	80	—	—
Retirement benefit obligations		380	388	323	328
Current income tax liabilities		21	48	—	—
Other liabilities		2.529	2.629	2.174	2.168
Liabilities associated with non-current assets held for sale	8	10	—	—	—
Total liabilities		104.014	106.840	78.433	81.869

SHAREHOLDERS’ EQUITY
Share capital	12	2.073	6.138	2.073	6.138
Share premium account	12	11.974	3.326	11.972	3.325
Less: treasury shares	12	(1)	—	—	—
Reserves and retained earnings		(7.232)	(11.748)	(8.538)	(13.393)
Equity attributable to NBG shareholders		6.814	(2.284)	5.507	(3.930)

Non-controlling interests		55	70	—	—
Preferred securities		80	172	—	—
Total equity		6.949	(2.042)	5.507	(3.930)

Total equity and liabilities		110.963	104.798	83.940	77.939

Athens, 27 November 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 11 to 34 form an integral part of these financial statements

Income Statement — 9-month period

for the period ended 30 September 2013

		Group		Bank
		9-month period ended		9-month period ended
€ million	Note	30.09.2013	30.09.2012	30.09.2013	30.09.2012
			As restated		As restated
Interest and similar income		4.167	4.707	1.877	2.378
Interest expense and similar charges		(1.786)	(2.142)	(820)	(1.035)
Net interest income		2.381	2.565	1.057	1.343

Fee and commission income		590	571	167	166
Fee and commission expense		(196)	(202)	(175)	(191)
Net fee and commission income / (expense)		394	369	(8)	(25)

Earned premia net of reinsurance		404	544	—	—
Net claims incurred		(354)	(445)	—	—
Earned premia net of claims and commissions		50	99	—	—

Net trading income / (loss) and results from investment securities		38	(621)	(19)	(763)
Net other expense		(21)	(38)	(27)	(81)
Total income		2.842	2.374	1.003	474

Personnel expenses		(976)	(1.022)	(535)	(610)
General, administrative and other operating expenses		(583)	(521)	(246)	(234)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(157)	(147)	(65)	(58)
Amortisation and write-offs of intangible assets recognised on business combinations		(16)	(16)	—	—
Finance charge on put options of non-controlling interests		(4)	(5)	(4)	(5)
Credit provisions and other impairment charges	4	(987)	(2.633)	(631)	(2.280)
Impairment of Greek government bonds		—	(466)	—	(442)
Share of profit of equity method investments		2	1	—	—
Profit / (loss) before tax		121	(2.435)	(478)	(3.155)

Tax benefit / (expense)	5	140	(15)	256	98
Profit / (loss) for the period		261	(2.450)	(222)	(3.057)

Attributable to:
Non-controlling interests		(1)	(4)	—	—
NBG equity shareholders		262	(2.446)	(222)	(3.057)

Earnings / (losses) per share - Basic and diluted	6	€0,30	€(12,29)	€(0,21)	€(16,10)

Athens, 27 November 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 11 to 34 form an integral part of these financial statements

Statement of Comprehensive Income — 9-month period

for the period ended 30 September 2013

		Group		Bank
		9-month period ended		9-month period ended
€ million	Note	30.09.2013	30.09.2012	30.09.2013	30.09.2012
			As restated		As restated
Profit / (loss) for the period		261	(2.450)	(222)	(3.057)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(107)	24	(11)	(181)
Currency translation differences, net of tax		(806)	175	—	—
Cash flow hedge, net of tax		23	(1)	—	—
Total of items that may be reclassified subsequently to profit or loss		(890)	198	(11)	(181)

Total comprehensive expense for the period		(629)	(2.252)	(233)	(3.238)

Attributable to:
Non-controlling interests		(3)	(2)	—	—
NBG equity shareholders		(626)	(2.250)	(233)	(3.238)

Athens, 27 November 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 11 to 34 form an integral part of these financial statements

Income Statement — 3-month period

for the period ended 30 September 2013

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.09.2013	30.09.2012	30.09.2013	30.09.2012
			As restated		As restated
Interest and similar income		1.369	1.511	641	716
Interest expense and similar charges		(597)	(709)	(268)	(333)
Net interest income		772	802	373	383

Fee and commission income		185	191	58	56
Fee and commission expense		(70)	(67)	(60)	(63)
Net fee and commission income / (expense)		115	124	(2)	(7)

Earned premia net of reinsurance		100	177	—	—
Net claims incurred		(82)	(144)	—	—
Earned premia net of claims and commissions		18	33	—	—

Net trading income / (loss) and results from investment securities		(23)	(269)	(39)	(452)
Net other expense		17	15	(1)	(23)
Total income		899	705	331	(99)

Personnel expenses		(320)	(340)	(171)	(202)
General, administrative and other operating expenses		(190)	(179)	(81)	(77)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(53)	(49)	(21)	(18)
Amortisation and write-offs of intangible assets recognised on business combinations		(5)	(5)	—	—
Finance charge on put options of non-controlling interests		—	(1)	—	(1)
Credit provisions and other impairment charges		(397)	(639)	(268)	(441)
Impairment of Greek government bonds		—	—	—	—
Share of profit / (loss) of equity method investments		1	(3)	—	—
Profit / (loss) before tax		(65)	(511)	(210)	(838)

Tax benefit / (expense)		(16)	(41)	16	—
Profit / (loss) for the period		(81)	(552)	(194)	(838)

Attributable to:
Non-controlling interests		—	—	—	—
NBG equity shareholders		(81)	(552)	(194)	(838)

Earnings / (losses) per share - Basic and diluted		€(0,03)	€(2,90)	€(0,52)	€(4,41)

Athens, 27 November 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 11 to 34 form an integral part of these financial statements

Statement of Comprehensive Income — 3-month period

for the period ended 30 September 2013

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.09.2013	30.09.2012	30.09.2013	30.09.2012
			As restated		As restated

Profit / (loss) for the period		(81)	(552)	(194)	(838)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(11)	362	(23)	315
Currency translation differences, net of tax		(429)	(91)	—	—
Cash flow hedge, net of tax		5	—	—	—
Total of items that may be reclassified subsequently to profit or loss		(435)	271	(23)	315

Total comprehensive income / (expense) for the period		(516)	(281)	(217)	(523)

Attributable to:
Non-controlling interests		—	(1)	—	—
NBG equity shareholders		(516)	(280)	(217)	(523)

Athens, 27 November 2013

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF FINANCIAL
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PETROS N. CHRISTODOULOU	PAULA N. HADJISOTIRIOU

The notes on pages 11 to 34 form an integral part of these financial statements

Statement of Changes in Equity — Group

for the period ended 30 September 2013

	Attributable to equity shareholders of the parent company
€ million	Share capital		Share premium		Treasury shares	Available-for-sale securities reserve	Currency translation reserve	Net investment hedge	Cash flow hedge	Defined benefit plans	Reserves & Retained earnings	Total	Non- controlling Interests & Preferred securities	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2012 As reported	4.780	1.358	2.943	383	—	(324)	(1.329)	(457)	(4)	—	(8.073)	(723)	470	(253)
Adjustments due to new pronouncements	—	—	—	—	—	—	—	—	—	(114)	—	(114)	—	(114)
Balance at 1 January 2012 As restated	4.780	1.358	2.943	383	—	(324)	(1.329)	(457)	(4)	(114)	(8.073)	(837)	470	(367)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	24	173	—	(1)	—	1	197	1	198
Loss for the period	—	—	—	—	—	—	—	—	—	—	(2.446)	(2.446)	(4)	(2.450)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	24	173	—	(1)	—	(2.445)	(2.249)	(3)	(2.252)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	117	117	(214)	(97)
Dividends to preferred securities	—	—	—	—	—	—	—	—	—	—	(4)	(4)	—	(4)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(3)	(3)	(12)	(15)
(Purchases) / disposals of treasury shares & preferred securities	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	(1)
Balance at 30 September 2012	4.780	1.358	2.943	383	—	(300)	(1.156)	(457)	(5)	(114)	(10.409)	(2.977)	241	(2.736)
Movements from 1 October to 31 December 2012	—	—	—	—	—	498	(56)	—	(1)	(54)	306	693	1	694
Balance at 31 December 2012 & at 1 January 2013	4.780	1.358	2.943	383	—	198	(1.212)	(457)	(6)	(168)	(10.103)	(2.284)	242	(2.042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(107)	(762)	—	23	—	(42)	(888)	(2)	(890)
Profit for the period	—	—	—	—	—	—	—	—	—	—	262	262	(1)	261
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(107)	(762)	—	23	—	220	(626)	(3)	(629)
Share capital increase	953	—	9.076	—	—	—	—	—	—	—	—	10.029	—	10.029
Reduction of par value per share	(5.014)	—	—	—	—	—	—	—	—	—	5.014	—	—	—
Share capital issue costs	—	—	(239)	—	—	—	—	—	—	—	—	(239)	—	(239)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	—	—	74	(119)	—	(119)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	54	54	(91)	(37)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	(13)	(13)
(Purchases)/ disposals of treasury shares	—	—	—	—	(1)	—	—	—	—	—	—	(1)	—	(1)
Balance at 30 September 2013	719	1.354	11.780	194	(1)	91	(1.974)	(457)	17	(168)	(4.741)	6.814	135	6.949

The notes on pages 11 to 34 form an integral part of these financial statements

Statement of Changes in Equity — Bank

for the period ended 30 September 2013

€ million	Share capital		Share premium		Available-for- sale securities reserve	Defined benefit plans	Reserves & Retained earnings	Total
	Ordinary shares	Preference shares	Ordinary shares	Preference shares
Balance at 1 January 2012 As reported	4.780	1.358	2.942	383	(164)	—	(10.365)	(1.066)
Adjustments due to new pronouncements	—	—	—	—	—	(111)	—	(111)
Balance at 1 January 2012 As restated	4.780	1.358	2.942	383	(164)	(111)	(10.365)	(1.177)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(181)	—	—	(181)
Loss for the period	—	—	—	—	—	—	(3.057)	(3.057)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(181)	—	(3.057)	(3.238)

Balance at 30 September 2012	4.780	1.358	2.942	383	(345)	(111)	(13.422)	(4.415)
Movements from 1 October to 31 December 2012	—	—	—	—	389	(34)	130	485
Balance at 31 December 2012 & at 1 January 2013	4.780	1.358	2.942	383	44	(145)	(13.292)	(3.930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	(11)	—	—	(11)
Loss for the period	—	—	—	—	—	—	(222)	(222)
Total Comprehensive Income / (expense) for the period	—	—	—	—	(11)	—	(222)	(233)
Share capital increase	953	—	9.076	—	—	—	—	10.029
Reduction of par value per share	(5.014)	—	—	—	—	—	5.014	—
Share capital issue costs	—	—	(240)	—	—	—	—	(240)
Repurchase of preference shares	—	(4)	—	(189)		—	74	(119)
Balance at 30 September 2013	719	1.354	11.778	194	33	(145)	(8.426)	5.507

The notes on pages 11 to 34 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2013

	Group		Bank
	9-month period ended		9-month period ended
€ million	30.09.2013	30.09.2012	30.09.2013	30.09.2012
		As restated		As restated
Cash flows from operating activities
Profit / (loss) before tax	122	(2.435)	(478)	(3.155)
Adjustments for:
Non-cash items included in income statement and other adjustments:	1.244	3.264	625	2.875

Depreciation and amortisation on property & equipment, intangibles and investment property	173	163	65	58
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(24)	(122)	(51)	(125)
Credit provisions and other impairment charges	1.057	3.112	633	2.724
Provision for employee benefits	20	23	11	16
Share of (profit) / loss of equity method investments	(2)	(1)	—	—
Finance charge on put options of non-controlling interests	4	5	4	5
Dividend income from investment securities	(1)	(3)	(24)	(2)
Net (gain) / loss on disposal of property & equipment and investment property	(3)	—	—	—
Net (gain) / loss on disposal of investment securities	(172)	(5)	(123)	131
Interest from financing activities and results from repurchase of debt securities in issue	109	80	26	53
Valuation adjustment on instruments designated at fair value through profit or loss	96	12	86	15
Costs directly related to acquisition of subsidiaries	(6)	—	(6)	—
Other non-cash operating items	(7)	—	4	—

Net (increase) / decrease in operating assets:	4.969	(1.120)	5.443	1.497
Mandatory reserve deposits with Central Bank	(644)	155	(11)	425
Due from banks	1.556	209	709	108
Financial assets at fair value through profit or loss	1.693	(1.033)	1.922	(914)
Derivative financial instruments assets	84	(107)	618	(536)
Loans and advances to customers	2.462	(410)	2.293	2.368
Other assets	(182)	66	(88)	46

Net increase / (decrease) in operating liabilities:	(7.383)	(1.515)	(7.784)	(2.905)
Due to banks	(7.520)	2.139	(8.201)	1.490
Due to customers	2.268	(3.850)	2.210	(4.962)
Derivative financial instruments liabilities	(1.495)	780	(1.482)	944
Retirement benefit obligations	(26)	(58)	(17)	(19)
Insurance related reserves and liabilities	(37)	(138)	—	—
Income taxes paid	(156)	(113)	(60)	—
Other liabilities	(417)	(275)	(234)	(358)
Net cash from / (for) operating activities	(1.048)	(1.806)	(2.194)	(1.688)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	159	—	199	—
Participation in share capital increase of subsidiaries	—	—	—	(176)
Acquisition of equity method investments	—	(14)	—	(1)
Dividends received from investment securities & equity method investments	7	5	1	2
Purchase of property & equipment, intangible assets and investment property	(160)	(154)	(30)	(44)
Proceeds from disposal of property & equipment and investment property	7	5	—	—
Purchase of investment securities	(6.924)	(6.161)	(275)	(3.402)
Proceeds from redemption and sale of investment securities	6.960	8.598	931	2.920
Net cash (used in) / provided by investing activities	49	2.279	826	(701)

Cash flows from financing activities
Share capital increase	1.079	—	1.079	—
Repurchase of preference shares	(119)	—	(119)	—
Proceeds from debt securities in issue and other borrowed funds	2.174	1.307	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(2.488)	(1.514)	(90)	(553)
Acquisition of additional shareholding in subsidiaries	(7)	(37)	—	(26)
Proceeds from disposal of treasury shares	27	91	—	—
Repurchase of treasury shares	(29)	(92)	—	—
Dividends on preferred securities	—	(2)	—	—
Share capital issue costs	(239)	(10)	(239)	(10)
Net cash from/ (for) financing activities	398	(257)	631	(589)
Effect of foreign exchange rate changes on cash and cash equivalents	(103)	31	(24)	6
Net increase / (decrease) in cash and cash equivalents	(704)	247	(761)	(2.972)
Cash and cash equivalents at beginning of period	4.167	4.271	3.524	6.990
Adjustments in cash and cash equivalents at beginning of period due to conversion of Albania branch to subsidiary	—	—	—	(54)
Cash and cash equivalents at end of period	3.463	4.518	2.763	3.964

The notes on pages 11 to 34 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange since 1999 in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01 and General Electronic Commercial Registry (G.E.MI.) 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors, the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 173 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officer
Petros N. Christodoulou

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members
Stefanos C. Vavalidis	Ex member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista	Managing Director, Franco Compania Naviera S.A.
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

*On 9 April 2013, HE the Metropolitan of Ioannina Theoklitos resigned from his position as a non executive member of the Bank’s Board of Directors.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 23 November 2012 meeting. The term of the above members expires at the annual General Meeting in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors.

Additionally, the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr. Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 27 November 2013.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the nine month period ended 30 September 2013 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union.

The amounts are stated in million Euros, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

In June 2013, the recapitalization of the Bank was completed through the share capital increase of €9.756 million of which €1.079 million was contributed by private investors and €8.677 million by the HFSF. The HFSF now holds 84,4% of ordinary shares, but HFSF has restrictions on voting rights and on the sale of the shares.

In addition, from 31 March 2013, besides the limit of 8% of capital adequacy ratio, new additional limits of 9% and 6% for Core Tier I and Common Equity ratios respectively for the Group and the Bank, have been established in accordance with Decision 13/28.03.2013 issued by the Executive Committee of the Bank of Greece.

The Core Tier I ratio, calculated in accordance with the above Decision has already increased from 7,8% at 31 December 2012 to 8,4% at 30 September 2013 through a number of completed actions including a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.  Furthermore, all actions currently completing (e.g. the application of the IRB approach for Finansbank’s loan portfolio and the partial disposal of our real estate subsidiary, Pangaea) are expected to increase the Core Tier I ratio to 9,4%. In addition, taking into consideration all other actions currently under way, involving the disposal of non-core participations in Greece, the Core Tier I ratio is expected to increase even further.

Although, the Group’s deposits in Greece, increased by approximately €5 billion in 2013, the crisis in the Greek economy, in conjunction with the strict international supervisory rules, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. As of 25 November 2013, the funding from ECB has decreased to €21,9 billion (31 December 2012: €30,9 billion) all of which was through European Central Bank’s (“ECB”) Regular Open Market Operations.  Financial assets of nominal value €30 billion (31 December 2012: €18 billion) were available for further liquidity.

Thus, the ability of the Bank to continue as a going concern is dependent on:

a)                 the successful completion of the planned actions in order to comply with the regulatory requirements to maintain a Core Tier I ratio over the minimum threshold of 9,0% and

b)                 the continuing reliance on and the continuation of the Eurosystem liquidity facilities.

Management, taking into consideration the measures taken to support the Greek economy as well as the realized and planned actions in order to remedy the capital adequacy of the Group considers that the going concern principle is appropriate for the following reasons:

a)                 the European Commission, the ECB and the International Monetary Fund are expected to continue to provide financial support for Greece;

b)                 the implementation of the additional actions under consideration is expected to increase the Core Tier I ratio over 9,0%;

c)                  the additional support, if this is necessary, from the HFSF, on condition that all the requirements provided by the HFSF activation Law are fulfilled including the determination of the exact funding requirements by the regulatory authorities;

d)                 the Bank is expected to continue to have the ability of issuing and renewing bonds under the Hellenic Republic guarantee in accordance with Greek Law 3723/2008 relating to the Hellenic Republic’s Bank Support Plan;

e)                  the gradual return of deposits to the Greek banking system and to the Bank, and

f)                   our largest subsidiary, Finansbank, continues to have access to the international finance markets for raising a significant portion of its funding needs.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2013

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (effective for annual periods beginning on or after 1 July 2012).

The adoption of the above amendment by the Group had no financial impact; the amendments to IAS 1 change the grouping of the items presented in OCI. Items that would be reclassified (or

Notes to the Financial Statements

Group and Bank

recycled) to profit or loss in the future are presented separately from those in which subsequent reclassification is not allowed. Income tax is also presented separately for each of the above classifications.

The amendments do not change the nature of the items that are recognized in OCI, nor do they impact the determination of whether items in OCI are reclassified through profit and loss in future periods.

IAS 19 “Employee Benefits” (effective for annual periods beginning on or after 1 January 2013). The amendments:

•                  eliminate the ability to defer recognition of actuarial gains and losses (i.e., the corridor approach). As revised, amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense). All other changes in the net defined benefit asset (liability), including actuarial gains and losses are recognized in OCI with no subsequent recycling to profit or loss.

•                  modify the accounting for termination benefits including distinguishing benefits provided in exchange for service and benefits provided in exchange for termination of employment and affect the recognition and measurement of termination benefits.

IAS 19 requires retrospective application and the impact from its adoption is presented in Note 22.

IFRS 13 “Fair Value Measurement” (effective for annual periods beginning on or after 1 January 2013).

•                  defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price);

•                  sets out in a single IFRS a framework for measuring fair value; and

•                  requires disclosures about fair value measurements.

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value disclosures about those measurements), except in specified circumstances. IFRS 13 does not change when fair value is used, but rather describes how to measure fair value when fair value is required or permitted by IFRS.

The adoption of the above standard resulted in additional disclosures which are presented in Note 17.

IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of interest in other entities”,  IAS 27 “Separate Financial Statements’, IAS 28 “Investment in Associates and Joint Ventures” (Amendments), (effective for annual periods beginning on or after 1 January 2013, as issued by the IASB or after 1 January 2014 as endorsed by the EU).

IFRS 10 prescribes the accounting principles for the preparation of consolidated financial statements and establishes a new definition of control of other entities. IFRS 11 prescribes the accounting for interests in joint arrangements, i.e. in cases that decisions about the actives of the arrangement require the unanimous consent of parties sharing control. IFRS 12 describes the disclosures required for interests in subsidiaries, associates, joint arrangements and non-consolidated structured entities in the consolidated financial statements of the investor. The issuance of the above standards caused the amendment of IAS 27, which now only applies to separate financial statements, and of IAS 28 that now includes joint ventures, since they are now mandatorily accounted for under the equity method. The Group plans to adopt the above standards on 1 January 2014 in accordance with the Regulation 1254/11.12.2012.

Amendments to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities” (Effective for annual periods beginning on or after 1 January 2013).  Amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The above disclosures do not have impact on the interim financial statements of the Group and the Bank.

• Annual Improvements to IFRSs 2009-2011 Cycle (effective for annual periods beginning on or after 1 January 2013), which clarified:

•                  the requirements for comparative information in IAS 1 and IAS 34;

•                  the classification of certain types of equipment as property, plant and equipment in IAS 16;

•                  the accounting for the tax effect of distributions to holders of equity instruments in IAS 32; and

•                  the requirements in IAS 34 on segment information for total assets and liabilities.

The Group has applied these amendments, but they did not have an impact on the financial statements of the Group and the Bank.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2012.

Notes to the Financial Statements

Group and Bank

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

9-month period ended 30 September 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	471	516	(93)	67	220	1.015	185	2.381
Net fee and commission income	59	62	(108)	3	67	307	4	394
Other	(2)	(37)	98	80	13	43	(127)	68
Total income	528	541	(103)	150	300	1.365	62	2.843
Direct costs	(424)	(35)	(41)	(72)	(193)	(614)	(58)	(1.437)
Allocated costs and provisions (1)	(887)	(270)	532	(11)	(97)	(239)	(314)	(1.286)
Share of profit of equity method investments	—	—	(2)	3	1	—	—	2
Profit / (loss) before tax	(783)	236	386	70	11	512	(310)	122
Tax benefit / (expense)								140
Profit / (loss) for the period								262
Non-controlling interests								1
Profit attributable to NBG equity shareholders								263

Segment assets as at 30 September 2013
Segment assets	23.632	14.014	15.125	3.338	9.846	24.198	18.834	108.987
Deferred tax assets and Current income tax advance								1.976
Total assets								110.963

Segment assets as at 31 December 2012
Segment assets	25.694	14.377	19.584	3.136	9.429	24.615	6.294	103.129
Deferred tax assets and Current income tax advance								1.669
Total assets								104.798

(1)         Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9-month period ended 30 September 2012 as restated	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	728	564	(40)	50	234	906	123	2.565
Net fee and commission income	66	61	(132)	4	68	296	6	369
Other	(7)	(37)	(615)	106	9	3	(19)	(560)
Total income	787	588	(787)	160	311	1.205	110	2.374
Direct costs	(432)	(38)	(45)	(93)	(200)	(510)	(72)	(1.390)
Allocated costs and provisions(1)	(1.382)	(441)	(1.030)	(33)	(177)	(195)	(162)	(3.420)
Share of profit of equity method investments	—	—	—	—	1	—	—	1
Profit / (loss) before tax	(1.027)	109	(1.862)	34	(65)	500	(124)	(2.435)
Tax benefit / (expense)								(15)
Loss for the period								(2.450)
Non-controlling interests								4
Loss attributable to NBG equity shareholders								(2.446)

(1)          Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
	30.09.2013	30.09.2012	30.09.2013	30.09.2012
a. Impairment charge for credit losses
Due from banks	1	1	—	1
Loans and advances to customers	746	2.317	420	1.935
Other Greek State exposure	(20)	101	(20)	100
	727	2.419	400	2.036
b. Impairment charge for securities (excluding the impairment charge due to PSI)				—
AFS and loans-and-receivables debt securities (excluding the impairment charge due to PSI)	(60)	84	(64)	84
Impairment of Eurobank	265	—	265	—
Equity securities	12	38	3	28
	217	122	204	112
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	9	5	3	—
Impairment of goodwill /investments in subsidiaries	4	87	—	132
Legal and other provisions	30	—	24
	43	92	27	132
				—
Total	987	2.633	631	2.280

NOTE 5:                         Tax benefit / (expense)

	Group		Bank
	30.09.2013	30.09.2012	30.09.2013	30.09.2012

Current tax	(86)	(159)	16	(6)
Deferred tax	226	144	240	104
Tax benefit / (expense)	140	(15)	256	98

The nominal corporation tax rate for the Bank for 2013 and 2012 is 26% and 20% respectively.

Upon profit distribution a 25% withholding tax is imposed on distributed profits. However, for profit distributions approved from 1 January 2014 onwards the withholding tax is reduced to 10%.

In light of the completion of the recapitalization, the increase in customer deposits, the reducing rate of increase of loans past due for more than 90 days, the acquisition of healthy assets of FBB and Probank and the improved performance of the Bank compared to previous years, in the second quarter of 2013, the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset. The revised assessment, which took into account the above facts, was based on analytical financial projections up to end-2015 and conservative assumptions regarding the growth thereafter. Based on the above, the management concluded that a deferred tax asset of €1.325 million is recoverable.

Notes to the Financial Statements

Group and Bank

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	30.09.2013	30.09.2012	30.09.2013	30.09.2012
		As restated		As restated
Profit/(loss) for the period attributable to NBG equity shareholders	262	(2.446)	(222)	(3.057)
Less: dividends on preference shares and preferred securities	—	(4)	—	—
Add: gain on redemption of preferred securities, net of tax	54	117	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders	316	(2.333)	(222)	(3.057)

Weighted average number of ordinary shares outstanding for basic and diluted EPS, as reported	1.050.337.545	955.884.113	1.050.513.231	956.090.482

Weighted average number of ordinary shares outstanding for basic and diluted EPS, as adjusted for the reverse split	—	95.588.411	—	95.609.048
Adjustment for the effect of bonus element of the share capital increase	—	94.278.850	—	94.299.204
Weighted average number of ordinary shares outstanding for basic and diluted EPS, as adjusted	1.050.337.545	189.867.261	1.050.513.231	189.908.252

Earnings / (losses) per share - Basic and diluted	€0,30	€(12,29)	€(0,21)	€(16,10)

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 10 existing shares of 1,00 Euro per share are exchanged for 1 new share of 10,00 Euro per share. This adjustment, is applied retrospectively to all periods presented.

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see note 12) and its market price upon the recent capital increase.  This adjustment, which corresponds to a factor of 1,9863, was applied retrospectively to all periods presented.

NOTE 7:                         Loans and advances to customers

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
Mortgages	22.917	23.471	18.708	18.867
Consumer loans	8.804	8.984	4.879	4.938
Credit cards	6.019	6.725	1.399	1.470
Small business lending	7.124	6.275	4.100	3.611
Retail lending	44.864	45.455	29.086	28.886
Corporate and public sector lending	31.899	31.450	24.225	24.151
Total before allowance for impairment on loans and advances to customers	76.763	76.905	53.311	53.037
Less: Allowance for impairment on loans and advances to customers	(7.935)	(7.770)	(6.196)	(6.037)
Total	68.828	69.135	47.115	47.000

Included in the Group’s loans and advances to customers, as at 30 September 2013, are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €96 million (2012: €181 million). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

As at 30 September 2013, Corporate and public sector lending for the Group and the Bank includes a loan to the Greek State net of allowance for impairment of €5.982 million (2012: €5.903 million). The whole agreement with the Greek State relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Non-current assets held for sale and liabilities associated with assets held for sale

On 16 January 2013 the Bank announced that, in agreement with the Hellenic Republic Asset Development Fund S.A. (“HRADF”), it launched an international open competitive process for the identification of an investor, within the framework of a proposed joint exploitation of assets of the NBG Group and the HRADF at the “Mikro Kavouri” peninsula of Vouliagmeni (the “Process”). Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. The Process forms part of NBG’s capital enhancement plan and reflects the overall strategic approach of NBG in connection with the disposal of non-core participations of the Group.

The prequalification phase of interested parties was completed in the second quarter of 2013. A selected number of parties have been invited to participate in Phase 2 of the Process, upon entering into confidentiality agreements with NBG and the HRADF. On 26 November 2013, the Bank announced that four investment groups submitted binding offers for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A.  Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis) were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (€255 million for the Bank).

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
30.09.2013

Intangible and tangible assets	185
Deferred tax assets	1
Other	17
Total assets held for sale	203

Current income tax liabilities	1
Retirement benefit obligations	1
Other	8
Total liabilities associated with non-current assets held for sale	10

NOTE 9:                         Due to customers

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
Deposits:
Individuals	47.553	44.318	34.764	31.828
Corporate	11.663	10.794	7.084	6.062
Government and agencies	5.432	3.231	4.678	2.737
Total deposits	64.648	58.343	46.526	40.627
Securities sold to customers under agreements to repurchase	13	11	2	4
Other	377	368	357	277
Total	65.038	58.722	46.885	40.908

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
Deposits:
Savings accounts	17.458	17.088	15.691	15.664
Time deposits	38.720	34.201	24.248	19.783
Current accounts	2.674	2.485	1.380	1.317
Sight deposits	5.269	4.100	4.716	3.418
Other deposits	527	469	491	445
Total deposits	64.648	58.343	46.526	40.627
Securities sold to customers under agreements to repurchase	13	11	2	4
Other	377	368	357	277
	390	379	359	281
Total	65.038	58.722	46.885	40.908

Due to customers include deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. As at 30 September 2013, these deposits amount to €866 million (2012: €2.955 million) for both the Group and the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Debt securities in issue, other borrowed funds and preferred securities

On 19 April 2013, Finansbank issued TL 124 million Fixed Rate Notes, maturing in 12 months and bearing a 7,8% interest rate.

On 26 June 2013, Finansbank issued bonds with nominal value of TL 525 million maturing in 6 months and bearing a 7,4% interest rate.

On 10 July 2013, Finansbank issued bonds with nominal value of TL 125 million maturing in 6 months and bearing a 7,9% interest rate.

On 18 July 2013, Finansbank issued bonds with nominal value of TL 105 million maturing in 3 months and bearing a 8,5 % interest rate.

On 24 July 2013, Finansbank issued bonds with nominal value of TL 266 million maturing in 3 months and bearing a 8,3% interest rate.

On 28 August 2013, Finansbank issued bonds with nominal value of TL 578 million maturing in 3 months and bearing a 9,2% interest rate.

Financing under the Hellenic Republic Bank Support Plan

On 2 May 2013 and 26 June 2013, in the context of the Bank’s participation in the Hellenic Republic’s Bank Support Plan (Law 3723/2008-Pillar II), the Bank issued Floating Rate Notes of €4.500 million and €4.266 million, respectively, bearing an interest rate of three-month Euribor plus a margin of 1.200 bps and three-month Euribor plus a margin of 800 bps, respectively. These Notes are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

On 6 August 2013 and 16 September 2013, the Bank under the provisions of Law 3723/2008 (Pillar III) received new 3-year zero coupon special Greek Government bonds of €787 million and €60 million, respectively.

Tender Offer to buy back the five series of Hybrid Instruments — repurchase of Preferred Securities

On 23 May 2013, the Bank announced the results of the Tender Offer, which commenced on 8 May 2013 and expired on 22 May 2013, for the buy back of up to the total amount of the five different series of preferred securities non-cumulative non-voting (hybrid instruments) issued by our subsidiary NBG Funding Limited and guaranteed on a subordinated basis by the Bank. Based on the total nominal values of the securities, which were offered in the Tender Offer, the Bank has calculated that the final amount of the total nominal value accepted for repurchase is as follows:

Titles	Repurchase Price	Total Nominal Value acceptable for the repurchase according to the Tender Offer	Total Nominal value that is not in the possession of the Bank after the settlement date (1)
Series A	40,0%	€37	€19
Series B	40,0%	€20	€18
Series C	40,0%	$25	$14
Series D	40,0%	€13	€22
Series E	40,0%	£1	£9

(1)         For every series, the defined as the current total nominal value of the relevant Series less (a) the Titles that have been purchased by the Bank before the commencement of the Tender Offer and (b) the Titles that have been purchased by the Bank according to the Tender Offer.

The profit that resulted from the buy back of the hybrid instruments for the Group and the Bank amounted to €54 million.

The expiration deadline for the repurchase of the securities in offer by the Bank was 27 May 2013. The repurchase was funded by the Bank’s own existing funds.

NOTE 11:                  Contingent liabilities, pledges and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of the Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 30 September 2013 the Group and the Bank have provided for cases under litigation the amounts of €57 million and €47 million respectively.

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount which cannot be determined at present, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities.  The financial years 2011 and 2012 were audited by the external auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994 and the tax audit certificates were unqualified and issued on 27 July 2012 and 27 September 2013, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the 2011 and 2012 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank.  For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and

Notes to the Financial Statements

Group and Bank

guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
Commitments to extend credit*	12.448	14.518	4.668	4.824
Standby letters of credit and financial guarantees written	5.719	5.587	3.895	3.626
Commercial letters of credit	572	594	367	305
Total	18.739	20.699	8.930	8.755

* Commitments to extend credit at 30 September 2013 include amounts of €12 million for the Group (31 December 2012: €25 million) and €12 million for the Bank (31 December 2012: €25 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
Assets pledged as collateral	38.669	33.843	38.186	33.552

As at 30 September 2013, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, the European Investment Bank and other central banks the following instruments:

•                  trading and investment debt securities of €13.543 million,

•                  bonds covered with mortgage loans amounting to €6.900 million,

•                  securitized notes backed with mortgage loans, receivables from public sector, consumer and auto loans and credit cards amounting to €8.289 million, and

•                  loans and advances to customers amounting to €9.937 million.

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €14.798 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank, and

•                  Greek government bonds of €847 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III).

Furthermore, as at 30 September 2013, the Group and the Bank has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
No later than 1 year	85	89	86	88
Later than 1 year and no later than 5 years	263	259	336	344
Later than 5 years	133	137	886	953
Total	481	485	1.308	1.385

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group. The leases typically run for a period of up to 20 years, with an option to renew the lease after the period. However, the Bank may terminate them following a three-month notice.

Notes to the Financial Statements

Group and Bank

NOTE 12:      Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 September 2013 and 31 December 2012 was 2.396.785.994 and 956.090.482 respectively, with a nominal value of 0,30 Euro and 5,00 Euro per share respectively.

On 23 November 2012, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved (i) the reduction in the Bank’s share capital through a reduction in the nominal value of the shares from 5,00 Euro to 1,00 Euro per share, as per article 4 para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount, and (ii) the increase in the Bank’s share capital  with the issuance of new ordinary shares that will be subscribed in kind, that is, shares of Eurobank Ergasias S.A. (“Eurobank”), up to 552.948.427 ordinary voting shares of Eurobank, of nominal value 2,22 Euro per share. This share capital increase was covered exclusively by the shareholders of Eurobank, who accepted the tender offer, with abolition of the preemptive rights of existing shareholders. The Ministry of Development approved the above decision on 12 February 2013. This increase was partially covered (84,4%) through the contribution of 466.397.790 Eurobank shares (the “Tendered Shares”).

At its meeting of 22 February 2013 the Bank’s Board of Directors certified the increase, pursuant to partial coverage thereof. As a result the Bank’s share capital increased by €271 million by issuing 270.510.718 ordinary shares with nominal value of 1,00 Euro per share.  The fair value of these shares issued as the consideration paid for Eurobank amounted to €273 million and was based on the closing price of Bank’s share on the ATHEX on 15 February 2013.

On 29 April 2013, the 2nd Repeat Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 10 existing shares of 1,00 Euro per share were exchanged for 1 new share of 10,00 Euro per share, b) the reduction in the nominal value from 10,00 Euro per share to 0,30 Euro per share as per article 4 Para 4a of the Company Law 2190/1920 as amended, with the formation of a special reserve of an equal amount and c) the share capital increase by €9.756 million in the context of recapitalization of the banks.

On 19 June 2013, the Board of Directors certified that €1.079 million was covered by private investors in cash and €8.677 million by HFSF through the European Financial Stability Facility (“EFSF”) bonds already advanced to the Bank in 2012 and the Bank issued 2.274.125.874 ordinary shares of 0,30 Euro per share.

From the amount of €9.756 million, €682 million was credited to the share capital whereas the remaining amount of €9.074 million less expenses was credited to the share premium account.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0,30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2,25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22.500.000 out of the 25.000.000 outstanding American Depositary Shares upon the terms and subject to the conditions set forth in the Offer to Purchase. On the terms and subject to the conditions of the Offer, the Bank is offering to pay 12,50 Dollar per ADS net to the seller in cash.

The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12.360.169 ADSs were validly tendered, representing approximately 49,4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase price for the tendered ADSs was approximately USD155 million.

On 3 July 2013, the purchase of the 12.360.169 ADSs was settled by the Bank.

Therefore, following the purchase of the ADSs, 12.639.831 ADSs remain outstanding. The Bank cancelled any ADSs purchased pursuant to the Offer, and canceled the Preference Shares represented thereby, following the completion of the requisite corporate approvals for cancellation of the Preference Shares.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1.000 million through the issue of additional 200.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70.000.000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200.000.000 Redeemable Preference Shares at a nominal value of 5,00 Euro each in favour of the Greek State.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounts to €2.073 million divided into:

	Bank
	No of shares	Par value Euro	Amount

Ordinary shares	2.396.785.994	0,30	719
Non-cumulative, non-voting, redeemable preference shares	12.639.831	0,30	4
Redeemable preference shares in favour of the Greek State	270.000.000	5,00	1.350
Total share capital			2.073

Notes to the Financial Statements

Group and Bank

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2013	2012	2013	2012
At 1 January	3.326	3.326	3.325	3.325
Share capital increase	9.076	—	9.076	—
Share capital issue costs	(239)	—	(240)	—
Repurchase of preference shares	(189)	—	(189)	—
At 30 September / 31 December	11.974	3.326	11.972	3.325

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  At 30 September 2013, the treasury shares transactions are summarized as follows:

	Group
	No of shares	Amount
At 1 January 2012	6.297	—
Purchases	6.071.162	121
Sales	(6.076.383)	(121)
At 31 December 2012	1.076	—

Purchases	5.598.117	29
Sales	(5.243.950)	(28)
At 30 September 2013	355.243	1

NOTE 13:                  Tax effects relating to other comprehensive income / (expense) for the period

	9-month period ended			9-month period ended
	30.09.2013			30.09.2012
Group	Gross	Tax	Net	Gross	Tax	Net
				As restated
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(174)	9	(165)	—	(57)	(57)
Less: Reclassification adjustments included in the income statement	43	15	58	82	(1)	81
Available-for-sale securities	(131)	24	(107)	82	(58)	24
Currency translation differences	(806)	—	(806)	175	—	175
Cash flow hedge	29	(6)	23	(1)	—	(1)
Other comprehensive income / (expense) for the period	(908)	18	(890)	256	(58)	198

	9-month period ended			9-month period ended
	30.09.2013			30.09.2012
Bank	Gross	Tax	Net	Gross	Tax	Net
				As restated
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(127)	—	(127)	(290)	1	(289)
Less: Reclassification adjustments included in the income statement	116	—	116	129	(21)	108
Available-for-sale securities	(11)	—	(11)	(161)	(20)	(181)
Other comprehensive income / (expense) for the period	(11)	—	(11)	(161)	(20)	(181)

Notes to the Financial Statements

Group and Bank

NOTE 14:                  Acquisitions, disposals and other capital transactions

Acquisition / deemed disposal of Eurobank Ergasias S.A.

On 5 October 2012, NBG announced a voluntary share exchange offer (the “Tender Offer”) to acquire all the outstanding ordinary registered shares, with a par value of 2,22 Euro per share, issued by Eurobank at an exchange ratio of 58 NBG newly issued ordinary registered shares for 100 Eurobank shares. The Tender Offer was approved by the Hellenic Capital Markets Commission (“HCMC”) on 10 January 2013 and completed on 15 February 2013. As of the date of completion of the Tender Offer on 15 February 2013, 84,4% of Eurobank’s shareholders had tendered their shares pursuant to the Tender Offer. As a result 271,5 million new NBG ordinary shares were issued, as described above. The fair value of these shares issued as the consideration paid for the Eurobank shares acquired amounted to €273 million and was based on the closing price of NBG’s share on the ATHEX on 15 February, 2013. The related acquisition costs amounted to €14 million.

On 28 March, 2013, the Bank of Greece sent letters to the Bank and Eurobank, stating that each bank would have to proceed with the recapitalization which would have to be completed by the end of April 2013 and requesting them to proceed to the relevant necessary actions. On 1 April 2013, the Bank, jointly with Eurobank, sent to the Bank of Greece a letter requesting a formal extension for the recapitalization to 20 June 2013. In this letter, the Bank stated that an extension would allow the Bank adequate time to complete the merger with Eurobank and proceed with the recapitalization as a combined entity. This request was not approved by the Bank of Greece.

On 7 April 2013, the Bank of Greece announced that the recapitalization process for the four major banks (NBG, Eurobank, Alpha Bank and Piraeus Bank ) would proceed. On 8 April, 2013, the Bank and Eurobank issued a press release stating that the two banks, in agreement with the institutional authorities, would be recapitalized fully and independently of one another. Accordingly, the merger process was suspended.

On 22 April 2013, Eurobank’s board of directors announced that it would propose at the general shareholders meeting on 30 April 2013, that all rights be issued without offering preemptive rights to the existing shareholders. On 30 April 2013, this proposal was approved at the general shareholders meeting. As a result, the recapitalization of Eurobank through the HFSF completed on 31 May 2013, led to the Bank’s shareholding in Eurobank being reduced to 1,2%, with the HFSF having full voting rights for the Eurobank shares it acquired. In any case, according to the applicable Greek legislation, the shares owned by the HFSF in both banks (regardless whether the 10% of private sector participation during the recapitalization was achieved or not) bear full voting rights (article 7a par. 1 Greek Law 3864/2010) with respect to the approval of significant corporate actions, such as the merger procedure, and hence NBG cannot complete the merger with Eurobank without a consenting vote by the HFSF.

As a result of the above, as of 31 May 2013, the Bank’s investment in Eurobank is accounted for as an AFS investment.

Given the above extremely rare events, Management, based on the provisions of paragraph 19 of IAS 1 “Presentation of Financial Statements”, assessed that for the period from 15 February to 31 May 2013, the accounting treatment which reflected more faithfully the substance of the transaction for the Group was to account for the investment in Eurobank at cost less any impairment charge, instead of including it under the provisions of IFRS 3 “Business combinations”, IAS 27 “Consolidated and Separate Financial Statements” and IFRS 5 “Non-current assets held for sale and discontinued operations”. In the latter case, Eurobank would have been fully consolidated for a very short period, affecting the financial performance and the cash flows of the Group and hence the interim financial statements for the period ended 30 September 2013 would have been misleading to the users due to the fact that after deconsolidation, the Group classifies Eurobank as an AFS investment.

Management believes that the above is in accordance with the section “Qualitative characteristics of financial statements” of the Framework for the Preparation and Presentation of Financial Statements, which states that the qualitative characteristics that make the information provided in the financial statements useful to users are understandability, relevance, reliability and comparability. In addition, paragraph 35 of the same section states that the information included in the financial statements is necessary to be accounted for and presented in accordance with their substance and economic reality and not merely their legal form. The substance is that Eurobank, following its recapitalization, is controlled by the HFSF and the participation interest of the Bank is 1,2%. Therefore, the inclusion of Eurobank in the interim financial statements of the Group for a short period of time, would make it more difficult for users to understand the financial results of the Group. Furthermore, it would not assist them in their decision making and the information would not reflect the substance of the specific transaction, considering all the events that occurred in relation to this transaction.

Moreover, due to the fact that the investment in Eurobank was “deemed disposed” and classified as an AFS investment in the second quarter 2013, the departure from the aforementioned standards does not have an impact on the consolidated shareholders’ equity of the NBG Group and on the consolidated profit for the period attributable to shareholders of the NBG Group other than in the reallocation of the results of Eurobank to the specific income statement items to which they pertain, which reallocation however is not considered material.

Considering all the above, Management believes that the interim financial statements are in accordance with all the applicable IFRSs, except for those stated above. The departure from these standards has taken place in order for the interim financial statements of the Group to achieve a fair presentation of the financial position as at 30 September 2013, and the related statements of income and comprehensive income, changes in equity and the cash flow for the period ended 30 September 2013.

Notes to the Financial Statements

Group and Bank

Acquisition of KARELA S.A.

On 15 February 2013 NBG PANGAEA REIC acquired 100% of the share capital and obtained control of KARELA S.A. which is the owner of an office building superstructure of total gross area 29.900 sq.m. on a plot of total area 35.670 sq.m. located in Paiania Attica. The building at the date of acquisition was already leased to a third party. The consideration paid amounted to €56 million in cash. The acquisition was part of NBG PANGAEA REIC investment policy and within the normal course of business of NBG PANGAEA REIC in order to increase its presence in the real estate market. The consideration transferred was less than the fair value of the net assets of the subsidiary acquired and the gain of €363 thousand was recognised directly in the income statement to “Net other expenses”.

The following table summarises the fair value of assets and liabilities acquired of KARELA S.A. as of the date of acquisition which is the 15 February 2013.

15.02.2013
ASSETS
Due from banks	3
Investment property	122
Other assets	1
Total assets	126

LIABILITIES
Debt securities in issue	55
Derivative financial instruments	4
Other liabilities	10
Total liabilities	69
Net assets	57

Source: Unaudited financial information

The acquisition of “selected” assets and liabilities of First Business Bank (“the FBB”) and Probank S.A. (“Probank”)

On 10 May 2013 the Bank, acquired, free of any consideration, selected “healthy” assets and liabilities of FBB which is under special liquidation following the decision 10/1/10.05.2013 of the Bank of Greece Resolution Measures Committee.

On 26 July 2013 the Bank acquired, free of any consideration, selected “healthy” assets and liabilities of Probank which is under special liquidation following the decision 12/1/26.7.2013 of the Bank of Greece Resolutions Measures Committee.

As the Bank acquired FBB’s and Probank’s network of 19 and 112 branches, respectively, with the personnel and operations, that is customers transactions, deposits and loans, each transaction is considered as an acquisition of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Bank, therefore meets the definition of a business combination of IFRS 3 “Business combinations”.

The initial accounting for the acquisition of the FBB and Probank businesses has only been provisionally determined at the end of the reporting period. At the date of issuance of these interim financial statements, the determination of the assets and liabilities to be transferred to NBG has not been finalized yet. For this reason, information relating to the fair value of the assets acquired and the liabilities assumed, as well as information relating to contingent liabilities and the value of intangible assets that will be recognized after the completion of the transaction, is not disclosed in these financial statements.

Based on a preliminary analysis of the unaudited accounting records of FBB as of 10 May 2013, the provisional values of the assets acquired and liabilities assumed from FBB are presented below:

10.05.2013
ASSETS
Due from banks	36
Financial assets at fair value through profit or loss	5
Loans and advances to customers	783
Investment securities	53
Other assets	71
Receivable from HFSF (provisional amount)	457
Total assets	1.405

LIABILITIES
Due to banks	309
Due to customers	1.066
Other liabilities	10
Total liabilities	1.385
Negative goodwill	20

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap), as determined by the Bank of Greece’s decision 10/2/10.5.2013 and will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. As of 30 September 2013, HFSF has already contributed to the Bank, as an advance, EFSF bonds, with nominal value of €350 million.  The remaining funding gap is expected to be received by the HFSF in the form of EFSF bonds by the end of 2013.

Furthermore, the capital needs due to the acquisition of FBB will also be covered by the HFSF.

Based on the preliminary analysis of the unaudited accounting records of Probank as of 26 July 2013, the provisional values of the assets acquired and liabilities assumed from Probank are presented below:

26.07.2013
ASSETS
Cash and balance with central bank	60
Due from banks	22
Financial assets at fair value through profit or loss	—
Loans and advances to customers	2.160
Investment securities	264
Other assets	130
Receivable from HFSF (provisional amount)	367
Total assets	3.003

LIABILITIES
Due to customers	2.988
Other liabilities	15
Total liabilities	3.003

Notes to the Financial Statements

Group and Bank

The “Receivable from HFSF” amount represents the difference between the value of the transferred assets and liabilities (funding gap) that will be covered by the HFSF according to the existing legal framework, which will have the effect of providing additional liquidity to the Bank. The Bank of Greece in accordance with its decision 12/2/26.7.2013 determined the funding gap based on financial information of Probank as of 31 March 2013 at €237 million. Based on the provisional values of Probank’s assets acquired and liabilities assumed as of 26 July 2013, the funding gap has been revised to €367 million. On 12 August 2013 the HFSF contributed to the Bank as an advance €158 million in cash.

Furthermore, the capital needs due to the acquisition of Probank will be covered by the HFSF.

NOTE 15:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9-month period ended 30 September 2013 and 2012 and the significant balances outstanding at 30 September 2013 and 31 December 2012 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2,6% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rates of total amount €6 million as of 30 September 2013 (31 December 2012: €6 million). The list of the members of the Board of Directors of the Bank is presented under Note 1, “General Information”.

As at 30 September 2013, loans, deposits and letters of guarantee, at Group level, amounted to €87 million, €13 million and €11 million respectively (31 December 2012: €86 million, €8 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €86 million, €4 million and €11 million (31 December 2012: €86 million, €3 million and €16 million respectively).

Total compensation to related parties amounted to €14 million (30 September 2012: €12 million) for the Group and to €4 million (30 September 2012: €4 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012

Assets	8	8	4.026	3.992
Liabilities	37	47	4.048	3.410
Letters of guarantee, contingent liabilities and other off balance sheet accounts	17	18	3.164	2.977

	9-month period ended		9-month period ended
	30.09.2013	30.09.2012	30.09.2013	30.09.2012

Interest, commission and other income	26	4	95	139
Interest, commission and other expense	6	4	154	200

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 September 2013, amounted to €556 million (31 December 2012: €501 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 September 2013, amounted to €126 million and €52 million respectively (31 December 2012: €111 million and €40 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of

Notes to the Financial Statements

Group and Bank

the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24,  had contributed an amount of €9.756 million EFSF bonds as an advance for the participation in the Bank’s planned share capital increase.

The share capital increase was completed in June 2013 and an amount of €1.079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8.677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Subsequent to the recapitalization of the Greek banks, the HFSF as at 30 September 2013, controls Eurobank, New TT Hellenic Postbank and New Proton Bank and therefore these banks are also considered to be related parties to the Bank. As at 30 September 2013, the outstanding transactions with the above mentioned banks were conducted under the normal course of business and comprised deposits and placements.

Following the acquisition by the Bank of “selected” assets and liabilities of FBB, the HFSF will cover the difference between the value of the transferred assets and liabilities (funding gap), which was determined by the Bank of Greece at €457 million (see Note 14 for further details). The HFSF has already contributed to the Bank (as an advance) EFSF bonds of nominal value amounting to €350 million relating to FBB and the remaining funding gap is expected to be received by the HFSF in the form of EFSF bonds by the end of 2013.

Finally, following the acquisition by the Bank of “selected” assets and liabilities of Probank, the HFSF will cover the difference between the value of the transferred assets and liabilities (funding gap), which is estimated at €367 million (see Note 14 for further details). The HFSF has already contributed to the Bank (as an advance) an amount of €158 million in cash relating to Probank.

NOTE 16:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to EU requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

As of 31 March 2013, Act 13/28.3.2013 of the Executive Committee of the Bank of Greece, established new additional limits of 9% and 6% for Core Tier I and Common Equity, respectively for the Group and the Bank.

In accordance with the BoG directives (Governor’s Act 2630/29.10.2010) the Group’s capital base includes all types of regulatory eligible Own Funds, among others, the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

The capital adequacy ratios for the Group and the Bank, are presented in the table below:

Capital adequacy

	Group		Bank
	30.09.2013	31.12.2012	30.09.2013	31.12.2012
		As restated*		As restated*

Ratios:
Common equity	8,4%	7,8%	10,1%	8,5%
Core Tier I	8,4%	7,8%	12,0%	10,5%
Total	9,2%	9,2%	13,0%	12,0%

(*)The 2012 figures have been restated in accordance with the Act 13/28.3.2013 of the Executive Committee of the Bank of Greece.

In June 2013, the recapitalization of the Bank was completed through the share capital increase of €9.756 million of which €1.079 million was contributed by private investors and €8.677 million by the HFSF. The HFSF now holds 84,4% of ordinary shares, but HFSF has restrictions on voting rights and on the sale of the shares.

The Group’s Core Tier I ratio, calculated in accordance with the above Decision has already increased from 7,8% at 31 December 2012 to 8,4% at 30 September 2013 through a number of completed actions including a Liability Management Exercise, deleveraging and de-risking and the buy-back of US Preference shares.  Furthermore, all actions currently completing (e.g. the application of the IRB approach for Finansbank’s loan portfolio and the partial disposal of our real estate subsidiary, Pangaea) are

Notes to the Financial Statements

Group and Bank

expected to increase the Core Tier I ratio to 9,4%. In addition, taking into consideration all other actions currently under way, involving the disposal of non-core participations in Greece, the Core Tier I ratio is expected to increase even further.

NOTE 17:                  Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.09.2013	30.09.2013

Financial Assets
Loans and advances to customers	68.732	68.092
Held-to-maturity investment securities	1.124	1.166
Loans-and-receivables investment securities	11.829	11.391

Financial Liabilities
Due to customers	64.172	64.193
Debt securities in issue	1.228	1.204
Other borrowed funds	1.623	1.618

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	30.09.2013	30.09.2013

Financial Assets
Loans and advances to customers	47.115	46.559
Held-to-maturity investment securities	954	999
Loans-and-receivables investment securities	11.565	11.170

Financial Liabilities
Due to customers	46.019	46.035
Other borrowed funds	102	43

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 September 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 September 2013.

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value-Group

	Fair value measurement using			Total asset/ liability
As at 30 September 2013	Level 1	Level 2	Level 3	at fair value
Assets
Financial assets at fair value through profit or loss	313	2.894	23	3.230
Derivative financial instruments	6	3.586	20	3.612
Loans and advances to customers designated at fair value through profit or loss			96	96
Available-for-sale investment securities	2.587	1.563	43	4.193
Insurance related assets and receivables	343	5	11	359
Total Assets	3.249	8.048	193	11.490

Liabilities
Due to customers designated at fair value through profit or loss		866		866
Derivative financial instruments	7	3.182	3	3.192
Debt securities in issue designated at fair value through profit or loss		717	0	717
Other liabilities	2	255		257
Total Liabilities	9	5.020	3	5.032

Financial instruments measured at fair value- Bank

	Fair value measurement using			Total asset/ liability at fair
As at 30 September 2013	Level 1	Level 2	Level 3	value
Assets
Financial assets at fair value through profit or loss	170	2.383	22	2.575
Derivative financial instruments	5	2.728	20	2.753
Available-for-sale investment securities	144	367	29	540
Total Assets	319	5.478	71	5.868

Liabilities
Due to customers designated at fair value through profit or loss	—	866	—	866
Derivative financial instruments	7	2.823	3	2.833
Debt securities in issue designated at fair value through profit or loss	—	717	—	717
Other liabilities	—	255	—	255
Total Liabilities	7	4.661	3	4.671

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred for the period ended 30 September 2013.

Level 3 financial instruments

Level 3 financial instruments at 30 September 2013 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based and the price is obtained from the issuers of the securities or may be subject to liquidity adjustments.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent valuers based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. During the current review loans at fair value through profit or loss were reclassified to Level 3.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 September 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into Level 3

In 2013 the main transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3 — Group

	2013
	Securities at FVTPL	Net derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans at fair value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	170	600
Gain / (losses) included in Income statement	6	2	4	—	(17)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Sales	—	11	(25)	—	—	—
Settlements	(16)	(13)	(41)	—	(57)	—
Transfer into/ (out of) level 3	—	9	—	—	—	(656)
Balance at 30 September	23	17	43	11	96	—

Reconciliation of fair value measurements in Level 3 — Bank

	2013
	Securities at FVTPL	Net derivative financial instruments	Available-for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss

Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	5	2	3	56
Gain / (losses) included in OCI	—	—	(4)	—
Purchases	—	—	—	—
Settlements	(16)	(13)	(40)	—
Transfer into/ (out of) level 3	—	9	—	(656)
Balance at 30 September	22	17	29	—

Gains and losses included in the income statement have been reported in Net trading income/(loss) and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €1 million, for the period ended 30 September 2013 which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (Level 3) relating to trading assets, derivatives, insurance related assets and receivables amount for the period ended 30 September 2013 to €(2) million, €2 million and Nil for the Group and the Bank respectively.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Notes to the Financial Statements

Group and Bank

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High
Assets
Financial assets at fair value through profit or loss	15	Price Based	Price	21,73		98,20
	8	Price Based	Liquidity Factor Adjustment	40,00%		40,00%
Investment Securities - Available-for-Sale	37	Price Based	Price	49,35		100,02
	6	Comparable Multiples	Multiples on EV/EBITDA	5,50		7,40
Loans at Fair Value through profit or loss	96	Discounted Cash Flows	Credit Spread	100	bps	1500	bps
Net Derivatives
Interest Rate Derivatives Other Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	5	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67,79%		92,50%
	4	Market Standard Black Scholes Model	Index volatility	5,00%		30,00%
	2	Market Standard Black Scholes Model	FX pair correlation	10,97%		13,01%
Other Derivatives Insurance related assets and receivables	(1)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	11	Price Based	Price	99,89		99,89
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
Insurance related assets and receivables	11	Price Based	Price	99,89		99,89

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a reasonable change in volatilities and correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) may result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short on the exposure among other factors. Due to the Group’s limited exposure to these instruments, a reasonable change in the above unobservable inputs would not be significant to the Group.

Additionally, within the same category, there are certain interest rate derivatives for which the bilateral credit-risk adjustment is significant to their respective fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change of the financial instruments fair value for the Group.

Other Derivatives category includes foreign exchange swaps for which the bilateral credit-risk adjustment is significant in comparison to their fair value and a reasonable change to the credit spread of these counterparties would not have a material effect for the Group. The Other Derivatives category also includes certain structured foreign exchange options for which a reasonable change in the foreign exchange pair correlation would not have a significant effect in their respective fair value.

For Loans carried at fair value through profit or loss, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.09.2013	31.12.2012	30.09.2013	31.12.2012
NBG Securities S.A. (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2012	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A. (**)	Greece	2010-2012	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2009-2012	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven) (2)	Greece	2005-2012	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010-2012	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010-2012	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A. (**)	Greece	2006-2012	85,35%	85,35%	85,35%	85,35%
ASTIR Marina Vouliagmenis S.A.	Greece	2012	85,35%	85,35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010-2012	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010-2012	77,76%	77,76%	77,76%	77,76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A. (**)	Greece	2010-2012	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic (3)	Greece	—	100,00%	100,00%	100,00%	100,00%
Karela S.A.	Greece	2010-2012	100,00%	—	—	—
FB Insurance Agency Inc.	Greece	2012	99,00%	—	99,00%	—
Probank M.F.M.C	Greece	2010-2012	100,00%	—	95,00%	—
Profinance S.A.	Greece	2010-2012	100,00%	—	99,90%	—
Probank Leasing S.A.	Greece	2011-2012	84,71%	—	84,52%	—
Probank Insurance Brokers S.A.	Greece	2010-2012	99,98%	—	99,90%	—
Anthos Properties S.A.	Greece	2009-2012	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	2008 & 2010-2012	99,81%	99,81%	82,23%	82,23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2012	98,78%	98,78%	29,87%	29,87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2008-2012	99,81%	99,81%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2008-2012	99,81%	99,81%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2008-2012	90,21%	87,36%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2008-2012	99,81%	99,81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009-2012	99,81%	99,81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance)	Turkey	—	50,90%	—	—	—
NBG Malta Holdings Ltd	Malta	2006-2012	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2012	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2012	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2012	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2012	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2012	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2012	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2012	100,00%	100,00%	—	—
Hotel Perun – Bansko E.O.O.D.	Bulgaria	2012	100,00%	100,00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	—	100,00%	—	—	—
NBG Securities Romania S.A.	Romania	2008-2012	100,00%	100,00%	73,12%	73,12%
Banca Romaneasca S.A.	Romania	2008-2012	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A. (2)	Romania	2010-2012	99,28%	99,28%	—	—
NBG Leasing IFN S.A.	Romania	2008-2012	99,33%	99,33%	6,43%	6,43%
S.C. Garanta Asigurari S.A.	Romania	2003-2012	94,96%	94,96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	—	100,00%	—	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2012	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2012	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2012	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2007-2012	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2012	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010-2012	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2012	100,00%	100,00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2012	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2012	99,74%	99,74%	94,39%	94,39%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2012	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2012	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2012	100,00%	100,00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2012	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2011-2012	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2012	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	—	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	100,00%	100,00%	100,00%	100,00%
Banka NBG Albania Sh.a.	Albania	2012	100,00%	100,00%	100,00%	100,00%

(*) % of participation includes the effect of put and call option agreements.

(**) The tax years 2011 and 2012 have been or are being audited by the external auditors and for which tax audit certificates have been issued or are to be issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) On 25 November 2013, the Bank agreed to transfer to Invel Real Estate (Netherlands) II BV, 66% of its participation in NBG Pangaea REIC (see Note 19)

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s associates are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.09.2013	31.12.2012	30.09.2013	31.12.2012

Social Securities Funds Management S.A. (**)	Greece	2010-2012	20,00%	20,00%	20,00%	20,00%
Larco S.A. (1)	Greece	2009-2012	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A. (**)	Greece	2009-2012	21,21%	21,21%	21,21%	21,21%
Teiresias S.A. (**)	Greece	2010-2012	39,93%	39,34%	39,93%	39,34%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—	20,89%	20,89%	20,89%	20,89%
Planet S.A. (**)	Greece	1.7.2009-31.12.2012	36,99%	36,99%	36,99%	36,99%
Pyrrichos Real Estate S.A.	Greece	2010-2012	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A. (**)	Greece	2010-2012	35,00%	35,00%	35,00%	35,00%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2012	33,27%	33,27%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2008-2012	48,91%	48,91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2012	59,97%	59,97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2012	59,97%	59,97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2012	19,98%	19,98%	—	—

(**) The tax years 2011 and 2012 have been or are being audited by the external auditor and for which tax audit certificates have been issued or are to be issued, however the year will be considered final 18 months after the issuance of the tax certificates, during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2012, Larco S.A. has been reclassified to Other Assets.

(2) Under liquidation.

NOTE 19:                  Events after the reporting period

Partial disposal of our investment in Pangaea REIC

On 25 November 2013, the Bank, after obtaining the consent of the HFSF and approval by the European Commission’s Directorate General for Competition, agreed with Invel Real Estate (Netherlands) II BV to transfer of a 66% participation interest in subsidiary NBG Pangaea REIC at current valuations (NAV) for a total consideration of €653 million, which will take place once all other conditions, formalities and approvals will be obtained.

Upon completion of the transaction NBG will retain a 34% stake in NBG Pangaea REIC maintaining control for up to 5 years through a shareholders agreement.

It is estimated that the Bank’s capital adequacy ratio will be enhanced by around 40 basis points as a result of the transaction.

Other

On 11 October 2013, Finasbank issued bonds with nominal value TL 750 million and 9,5% interest rate.

On 31 October 2013, Finansbank issued bonds with nominal value TL 150 million and 9,6% interest rate.

On 22 November 2013, Finansbank entered into a one-year syndicated loan facility with 20 banks in the amounts of USD 167 million and €265 million.

NOTE 20:                  Foreign exchange rates

		Fixing	Average	Average
FROM	TO	30.09.2013	1.1 – 30.09.2013	1.1 – 30.09.2012

ALL	EUR	0,00707	0,00726	0,00734
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,10613	0,11130	0,12974
GBP	EUR	1,19610	1,17437	1,23156
MKD	EUR	0,01626	0,01624	0,01636
RON	EUR	0,22411	0,22717	0,22577
TRY	EUR	0,36350	0,40842	0,43334
USD	EUR	0,74047	0,75953	0,78062
RSD	EUR	0,00873	0,00892	0,00892
ZAR	EUR	0,07354	0,08059	0,09718

Notes to the Financial Statements

Group and Bank

NOTE 21:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 30 September 2013 of the financial instruments that have been reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
30 September 2013	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds (“GGBs”)	—	863	863	—	863	863
Sovereign bonds (other than GGBs)	17	—	17	—	—	—
Debt securities issued by Greek financial institutions	23	58	81	4	2	6
Debt securities issued by foreign financial institutions	15	—	15	5	—	5
Debt securities issued by Greek corporate entities	—	56	56	—	—	—
Debt securities issued by foreign corporate entities	7	—	7	—	—	—
Equity securities	14	—	14	8	—	8
Mutual funds	3	—	3	—	—	—
Total	79	977	1.056	17	865	882

The information presented below refers to reclassifications of financial instruments:

Group

In 2013, the Group reclassified €617 million bonds from available-for-sale into held to maturity because it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Group is €977 million. The market value of these securities is €344 million. During the period ended 30 September 2013, €14 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2013 would have been higher by €3 million (€2 million net of tax), and the available-for-sale securities reserve, net of tax, would have been higher by €45 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2013, the carrying amount of the securities reclassified in 2008, are still held by the Group and have not been reclassified again subsequently is €79 million. The market value of these securities is €70 million. During the period ended 30 September 2013, €1 million of interest income and €1 million of impairment loss were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2013 would have been higher by €7 million and the available-for-sale securities reserve net of tax would have been lower by €6 million.

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2013, the carrying amount of the securities reclassified in 2010 and are still held by the Bank is €865 million. The market value of these securities is €253 million. During the period ended 30 September 2013, €10 million of interest income were recognised. Had these securities not been reclassified, the available-for-sale securities reserve would have been higher by €44 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 September 2013, the carrying amount of the securities reclassified in 2008, are still held by the Bank and have not been reclassified again subsequently, is €17 million. The market value of these securities is €16 million. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2013 would have been higher by €4 million and the available-for-sale securities reserve would have been lower by €2 million.

NOTE 22:                  Restatements of items in the financial statements

Restatement of Income Statement for the period ended 30 September 2012

As of 1 January 2013 the amended IAS 19 “Employee benefits” is retrospectively applicable. Based on the Group’s assessment, the loss for the period ended 31 December 2012 reduced by €13 million and €10 million for the Group and the Bank, respectively, and other comprehensive income for the year then ended reduced by €54 million and €34 million for the Group and the Bank, respectively (1 January 2012: decrease in other comprehensive income by €114 million and €111 million for the Group and the Bank, respectively) with the corresponding adjustments recognised in the retirement benefit obligation and deferred income tax liabilities/assets. This net effect mainly related to the following adjustments, including their income tax effects: a) full recognition of actuarial losses through other comprehensive income and increase in the net liability; b) immediate recognition of past service costs in profit or loss and a decrease in the net liability and c) reversal of the difference between the gain arising

Notes to the Financial Statements

Group and Bank

from the expected rate of return on pension plan assets and the discount rate through other comprehensive income.

Therefore, the statement of financial position, the income statement, the statement of comprehensive income and the statement of cash flows were restated as follows:

Statement of Financial Position

	Group			Bank
		31.12.2012			31.12.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements
Deferred tax assets	1.297	1.298	(1)	—	—	—
Total assets	104.798	104.799	(1)	—	—	—

Deferred tax liabilities	80	84	(4)	—	—	—
Retirement benefit obligations	388	230	158	328	193	135
Total liabilities	106.840	106.686	154	81.869	81.734	135
Reserves and retained earnings	(11.748)	(11.593)	(155)	(13.393)	(13.258)	(135)
Equity attributable to NBG shareholders	(2.284)	(2.129)	(155)	(3.930)	(3.795)	(135)
Non-controlling interests	70	70	—	—	—	—
Total equity	(2.042)	(1.888)	(154)	(3.930)	(3.795)	(135)
Total equity and liabilities	104.798	104.799	(1)	77.939	77.939	—

Income Statement

	Group			Bank
	9-month period ended 30.09.2012			9-month period ended 30.09.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Personnel expenses	(1.022)	(1.030)	8	(610)	(618)	8
Loss before tax	(2.435)	(2.443)	8	(3.155)	(3.163)	8
Loss for the period	(2.450)	(2.458)	8	(3.057)	(3.065)	8
NBG equity shareholders	(2.446)	(2.454)	8	(3.057)	(3.065)	8
Losses per share - Basic and diluted	(12,29)	(12,33)	0,04	(16,10)	(16,14)	0,04

Income Statement

	Group			Bank
	3 month period ended 30.09.2012			3 month period ended 30.09.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Personnel expenses	(340)	(343)	3	(202)	(205)	3
Loss before tax	(511)	(514)	3	(838)	(841)	3
Loss for the period	(552)	(555)	3	(838)	(841)	3
NBG equity shareholders	(552)	(555)	3	(838)	(841)	3
Losses per share - Basic and diluted	(2,90)	(2,92)	0,02	(4,41)	(4,43)	0,02

Statement of Comprehensive Income

	Group			Bank
	9-month period ended 30.09.2012			9-month period ended 30.09.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss for the period	(2.450)	(2.458)	8	(3.057)	(3.065)	8
Re-measurement of the net defined benefit liability / asset, net of tax	—	—	—	—	—	—
Other comprehensive income / (expense) for the period	198	198	—	(181)	(181)	—
Total comprehensive expense for the period	(2.252)	(2.260)	8	(3.238)	(3.246)	8
NBG equity shareholders	(2.250)	(2.258)	8	(3.238)	(3.246)	8

Notes to the Financial Statements

Group and Bank

Statement of Comprehensive Income

	Group			Bank
	3 month period ended 30.09.2012			3 month period ended 30.09.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss for the period	(552)	(555)	3	(838)	(841)	3
Re-measurement of the net defined benefit liability / asset, net of tax	—	—	—	—	—	—
Other comprehensive income / (expense) for the period	271	271	—	315	315	—
Total comprehensive expense for the period	(281)	(284)	3	(523)	(526)	3
NBG equity shareholders	(280)	(283)	3	(523)	(526)	3

Cash Flow Statement

	Group			Bank
	9-month period ended 30.09.2012			9-month period ended 30.09.2012
	As restated	As previously reported	Restatements	As restated	As previously reported	Restatements

Loss before tax	(2.435)	(2.443)	8	(3.155)	(3.163)	8
Non-cash items included in income statement and other adjustments:	3.264	3.272	(8)	2.875	2.883	(8)
Provision for employee benefits	23	31	(8)	16	24	(8)
Net cash from / (for) operating activities	(1.806)	(1.806)	—	(1.688)	(1.688)	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: November 29th, 2013
Chief Executive Officer